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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No._____1_______)*

CPEX Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

12620N104
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	12620N104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Amici Healthcare, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]*

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

43,600

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

43,600

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,600

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.67%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*The Reporting Persons making this filing hold an aggregate of 175,604 shares, which constitute 6.71% of the class of securities.  The Reporting Person on this page, however, is a beneficial owner only of the securities reported by it on this page.

CUSIP No	12620N104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Collectors' Fund L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]*

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

108,560

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

108,560

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

108,560

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.15%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*The Reporting Persons making this filing hold an aggregate of 175,604 shares, which constitute 6.71% of the class of securities.  The Reporting Person on this page, however, is a beneficial owner only of the securities reported by it on this page.

CUSIP No	12620N104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lightpath Capital L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]*

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.11%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*The Reporting Persons making this filing hold an aggregate of 175,604 shares, which constitute 6.71% of the class of securities.  The Reporting Person on this page, however, is a beneficial owner only of the securities reported by it on this page.

CUSIP No	12620N104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CF Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]*

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

155,160

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

155,160

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

155,160

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.93%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*The Reporting Persons making this filing hold an aggregate of 175,604 shares, which constitute 6.71% of the class of securities.  The Reporting Person on this page, however, may be deemed to be a beneficial owner only of the securities reported by it on this page.

CUSIP No	12620N104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Porter Orlin LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]*

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

175,604

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

175,604

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

175,604

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.71%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA

*The Reporting Persons making this filing hold an aggregate of 175,604 shares, which constitute 6.71% of the class of securities.  The Reporting Person on this page, however, may be deemed to be a beneficial owner only of the securities reported by it on this page.

CUSIP No	12620N104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

A. Alex Porter

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]*

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

175,604

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

175,604

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

175,604

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.71%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*The Reporting Persons making this filing hold an aggregate of 175,604 shares, which constitute 6.71% of the class of securities.  The Reporting Person on this page, however, may be deemed to be a beneficial owner only of the securities reported by him on this page.

CUSIP No	12620N104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paul E. Orlin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]*

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

175,604

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

175,604

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

175,604

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.71%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*The Reporting Persons making this filing hold an aggregate of 175,604 shares, which constitute 6.71% of the class of securities.  The Reporting Person on this page, however, may be deemed to be a beneficial owner only of the securities reported by him on this page.

Item 1.	(a).	Name of Issuer:

The name of the issuer is CPEX Pharmaceuticals, Inc. (the "Company").

(b).	Address of issuer's principal executive offices:

2 Holland Way Exeter, New Hampshire 03833

Item 2.	(a).	Name of person filing:

(i)  Amici Healthcare, L.P., a Delaware limited partnership ("Amici Healthcare"), with respect to the Shares directly owned by it;

(ii)  The Collectors' Fund L.P., a New York limited partnership ("Collectors"), with respect to the Shares directly owned by it;

(iii)  Lightpath Capital L.P., a Delaware limited partnership ("Lightpath"), with respect to the Shares directly owned by it;

(iv)  CF Advisors, LLC, a Delaware limited liability company ("CF Advisors"), which is the general partner of Amici Healthcare, Collectors and Lightpath, with respect to the Shares directly owned by Amici Healthcare, Collectors and Lightpath;

(v)  Porter Orlin LLC, a Delaware limited liability company ("Porter Orlin"), which is the investment adviser to Amici Healthcare, Collectors, Lightpath and a discretionary account managed by Porter Orlin (the "Managed Account"), with respect to the Shares directly owned by Amici Healthcare, Collectors, Lightpath and the Managed Account;

(vi)  A. Alex Porter ("Mr. Porter"), a managing member of CF Advisors and Porter Orlin, with respect to the Shares directly owned by Amici Healthcare, Collectors, Lightpath and the Managed Account; and

(vii)  Paul E. Orlin ("Mr. Orlin"), a managing member of CF Advisors and Porter Orlin, with respect to the Shares directly owned by Amici Healthcare, Collectors, Lightpath and the Managed Account.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b).	Address or principal business office or, if none, residence:

The address of the business office of Amici Healthcare, Collectors, Lightpath, CF Advisors, Porter Orlin, Mr. Porter and Mr. Orlin is 666 Fifth Avenue, Suite 3404, New York, New York 10103.

(c).	Citizenship:

Collectors is a New York limited partnership.  Amici Healthcare and Lightpath are Delaware limited partnerships.  CF Advisors and Porter Orlin are Delaware limited liability companies.  Mr. Porter and Mr. Orlin have citizenship in the United States of America.

(d).	Title of class of securities:

This statement relates to shares of common stock, $0.01 par value (collectively, the "Shares") of the Company.

(e).	CUSIP No.:

12620N104

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I.  Amici Healthcare

(a)  Amount beneficially owned: 43,600
(b)  Percent of class: 1.67%
8888888888888888888
The percentages used herein and in the rest of Item 4 are calculated based on 2,616,936 Shares issued and outstanding as of November 8, 2010 as reflected in the Company’s Form 10-Q for the quarterly period ended September 30, 2010 filed on November 10, 2010.

(c) (i)  Sole power to vote or direct the vote: 0
     (ii)  Shared power to vote or direct the vote: 43,600
     (iii)  Sole power to dispose or direct the disposition: 0
     (iv)  Shared power to dispose or direct the disposition: 43,600

II.  Collectors

(a)  Amount beneficially owned: 108,560
(b)  Percent of class: 4.15%
(c) (i)  Sole power to vote or direct the vote: 0
     (ii)  Shared power to vote or direct the vote: 108,560
     (iii)  Sole power to dispose or direct the disposition: 0
     (iv)  Shared power to dispose or direct the disposition: 108,560

III.  Lightpath

(a)  Amount beneficially owned: 3,000
(b)  Percent of class: 0.11%
(c) (i)  Sole power to vote or direct the vote: 0
     (ii)  Shared power to vote or direct the vote: 3,000
     (iii)  Sole power to dispose or direct the disposition: 0
     (iv)  Shared power to dispose or direct the disposition: 3,000

IV.  CF Advisors*

(a)  Amount beneficially owned: 155,160
(b)  Percent of class: 5.93%
(c) (i)  Sole power to vote or direct the vote: 0
     (ii)  Shared power to vote or direct the vote: 155,160
     (iii)  Sole power to dispose or direct the disposition: 0
     (iv)  Shared power to dispose or direct the disposition: 155,160

V.  Porter Orlin**

(a)  Amount beneficially owned: 175,604
(b)  Percent of class: 6.71%
(c) (i)  Sole power to vote or direct the vote: 0
     (ii)  Shared power to vote or direct the vote: 175,604
     (iii)  Sole power to dispose or direct the disposition: 0
     (iv)  Shared power to dispose or direct the disposition: 175,604

VI.  Mr. Porter***

(a)  Amount beneficially owned: 175,604
(b)  Percent of class: 6.71%
(c) (i)  Sole power to vote or direct the vote: 0
     (ii)  Shared power to vote or direct the vote: 175,604
     (iii)  Sole power to dispose or direct the disposition: 0
     (iv)  Shared power to dispose or direct the disposition: 175,604

VII.  Mr. Orlin****

(a)  Amount beneficially owned: 175,604
(b)  Percent of class: 6.71%
(c) (i)  Sole power to vote or direct the vote: 0
     (ii)  Shared power to vote or direct the vote: 175,604
                                    (iii)  Sole power to dispose or direct the disposition: 0
     (iv)  Shared power to dispose or direct the disposition: 175,604

*CF Advisors, as the general partner of Amici Healthcare, Collectors and Lightpath, may be deemed to be the beneficial owner of the Shares directly owned by Amici Healthcare, Collectors and Lightpath.  CF Advisors disclaims beneficial ownership of the Shares reported herein.

**Porter Orlin, as the investment adviser of Amici Healthcare, Collectors, Lightpath and the Managed Account, may be deemed to be the beneficial owner of the Shares directly owned by Amici Healthcare, Collectors, Lightpath and the Managed Account.  Porter Orlin disclaims beneficial ownership of the Shares reported herein.

***Mr. Porter, as a managing member of CF Advisors and Porter Orlin with investment power and voting power, may be deemed to be the beneficial owner of Shares directly owned by Amici Healthcare, Collectors, Lightpath and the Managed Account.  Mr. Porter disclaims beneficial ownership of the Shares reported herein.

****Mr. Orlin, as a managing member of CF Advisors and Porter Orlin with investment power and voting power, may be deemed to be the beneficial owner of Shares directly owned by Amici Healthcare, Collectors, Lightpath and the Managed Account.  Mr. Orlin disclaims beneficial ownership of the Shares reported herein other.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

The Reporting Persons are filing this Schedule 13G pursuant to Section 240.13d-1(c).  Consistent with Item 2 of the cover page for each Reporting Person, the Reporting Persons neither disclaim nor affirm the existence of a group among them.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011
(Date)
/s/ Amici Healthcare, L.P.
(Signature)
By: Porter Orlin LLC Investment Adviser /s/ A. Alex Porter
(Signature)
A. Alex Porter, Managing Member
(Name/Title)
/s/ Paul E. Orlin
(Signature)
Paul E. Orlin, Managing Member
(Name/Title)
/s/ The Collectors' Fund L.P.
(Signature)
By: Porter Orlin LLC Investment Adviser /s/ A. Alex Porter
(Signature)
A. Alex Porter, Managing Member
(Name/Title)
/s/ Paul E. Orlin
(Signature)
Paul E. Orlin, Managing Member
(Name/Title)
/s/ Lightpath Capital L.P.
(Signature)
By: Porter Orlin LLC Investment Adviser /s/ A. Alex Porter
(Signature)
A. Alex Porter, Managing Member
(Name/Title)
/s/ Paul E. Orlin
(Signature)
Paul E. Orlin, Managing Member
(Name/Title)
/s/ CF Advisors, LLC
(Signature)
/s/ A. Alex Porter
(Signature)
A. Alex Porter, Managing Member
(Name/Title)
/s/ Paul E. Orlin
(Signature)
Paul E. Orlin, Managing Member
(Name/Title)

/s/ Porter Orlin LLC
(Signature)
/s/ A. Alex Porter
(Signature)
A. Alex Porter, Managing Member
(Name/Title)
/s/ Paul E. Orlin
(Signature)
Paul E. Orlin, Managing Member
(Name/Title)

/s/ A. Alex Porter

A. Alex Porter

/s/ Paul E. Orlin

Paul E. Orlin

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit 1
Joint Filing Statement

Statement Pursuant to Rule 13d-1(k)(1)

The undersigned hereby consent and agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the common stock, $0.01 par value of CPEX Pharmaceuticals, Inc. beneficially owned by them, together with any or all amendments thereto, when and if appropriate.  The parties hereto further consent and agree to file this Statement Pursuant to Rule 13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule 13G.

February 14, 2011
(Date)
/s/ Amici Healthcare, L.P.
(Signature)
By: Porter Orlin LLC Investment Adviser /s/ A. Alex Porter
(Signature)
A. Alex Porter, Managing Member
(Name/Title)
/s/ Paul E. Orlin
(Signature)
Paul E. Orlin, Managing Member
(Name/Title)
/s/ The Collectors' Fund L.P.
(Signature)
By: Porter Orlin LLC Investment Adviser /s/ A. Alex Porter
(Signature)
A. Alex Porter, Managing Member
(Name/Title)
/s/ Paul E. Orlin
(Signature)
Paul E. Orlin, Managing Member
(Name/Title)
/s/ Lightpath Capital L.P.
(Signature)
By: Porter Orlin LLC Investment Adviser /s/ A. Alex Porter
(Signature)
A. Alex Porter, Managing Member
(Name/Title)
/s/ Paul E. Orlin
(Signature)
Paul E. Orlin, Managing Member
(Name/Title)
/s/ CF Advisors, LLC
(Signature)
/s/ A. Alex Porter
(Signature)
A. Alex Porter, Managing Member
(Name/Title)
/s/ Paul E. Orlin
(Signature)
Paul E. Orlin, Managing Member
(Name/Title)

/s/ Porter Orlin LLC
(Signature)
/s/ A. Alex Porter
(Signature)
A. Alex Porter, Managing Member
(Name/Title)
/s/ Paul E. Orlin
(Signature)
Paul E. Orlin, Managing Member
(Name/Title)

/s/ A. Alex Porter

A. Alex Porter

/s/ Paul E. Orlin

Paul E. Orlin

SK 02903 0004 1167618